EXHIBIT 99.11
April 20, 2007 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited
for the quarter and Year ended March 31, 2007
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire
Journalist: Congrats on good set of numbers. You stated this is 690.7 what is your guidance for FY2008 for valid for global IT?
Suresh Senapaty: That is only for the convenient translation but actual dollars that has been delivered is 690.
Journalist: Actual dollar is 690?
Suresh Senapaty: That is correct. For US gaap. It is because you counting rupee. For US gap one has to make sure that we are able to communicate the dollar numbers. There is a convenient currency which is at the end of March 31st what is on that basis we plan. For operative performance parameters perspective look at this 691 as I had earlier guiding.
Journalist: What is the US gaap in the quarter?
Suresh Senapaty: Operating margins in the US gaap is about 23.8%.
Journalist: What is the sequential on this?
Suresh Senapaty: It is 42 basis points lower to 23.4. In the US gaap it is 23.4 for Q4.
Journalist: Indian gaap sir?
Suresh Senapaty: Indian gaap is 24%.
Journalist: And sequential sir?
Suresh Senapaty: 24.2 to 24 India, 23.8 to 23.4 US.
Journalist: Why there is a drop of 40bps?
Suresh Senapaty: We have given onsite cost increase. Also we have invested significantly in terms of our sales and marketing expenses in quarter four. In terms of the headcount that has gone up.
Journalist: This is Indian gap despite 30 basis point in forex?
Suresh Senapaty: Despite a 30 basis points drop in forex.
Journalist: What about the pricing?

Suresh Senapaty: Pricing has generally been up. I think we have got better realization we have got about 1.1% up guided. Utilization is up we got a 0.3% plus. We got an improved profitability from the acquisitions as well as BPO margins.
Speaker: What is the outlook on forex?
Suresh Senapaty: US gap 0.1%. That is forex gain. For US gap it is 0.13. In the last quarter there were some specific plans which are happening as we previously mentioned. It is always concern for any exporter rupee depreciation will be more appreciated than the rupee appreciation and if rupee have to appreciate than it has to be much more reform. So that is what any exporter would expect and from that perspective the volatility that we have seen has been a concern and because it dilutes the security that we try to achieve in any business specialty. Let me put in the much more simpler way that every 1% change impact about 35-40 basis point.
Speaker: Sir small clarification. Earlier you said granted 1.1% and just make it 1.3%.
Suresh Senapaty: 1.3%.
Speaker: Back to 1.3% not 1.1%.
Suresh Senapaty: 1.3% on a combined basis all BPO, IT etc.
Speaker: What are the major profits from the offset net?
Suresh Senapaty: Yeah I think the offset net as far as price realization being better, utilization being better and these improved margins we have got in BPO as well as acquisition and it has gone up about 126 points.
Speaker: Why utilization is in net 0.3%
Suresh Senapaty: 0.3% is the impact.
Speaker: What about attrition rate?
Suresh Senapaty: Attrition rates are about 16% on a total basis including voluntarily and involuntary for the quarter analyze. It an ongoing process in the sense that there are multiple initiatives in that we have got and the kind of employee empowerment that we are seeing, the kind of opportunities that we give to employees in terms of to send them oversees, the kind of leverage that you provide, the kind of environment you provide, the career opportunity you provide. The combination of all those factors has helped to down the attrition rate. Typically in the Q4 you have higher attrition because one has to take a career decision and go for further study generally make a move in this quarter. It has been as we have seen in the past.
Speaker: What about pricing?
Suresh Senapaty: Pricing is stable with an upward bias. All I am saying is not all renewals we will get. Some renewals we get. Therefore a combination of this what is there in the new contract combination environment.
Speaker: This considering the hidden cost?
Suresh Senapaty: We have not seen that as yet I think more and more people are looking of offshore and more and more people taking out cost and this showing the growth drivers specialties in financial services, in the manufacturing, retail, telecom service provider, manufacturing, media, and services based. So these are some of the segments where we are doing growth and if you look at the 1st quarter performance of ours a significant part of out of these 44 customers that we have got 35 them had been from the US. Sequential growth in the US geographies we call a separate entity. From net-net basis the growth coming from the United States.
Speaker: How much is the US average?
Suresh Senapaty: It is around 63%. That I think I said 3% is the contribution of the largest customer.
Speaker: Sir how many campus offers have you made?
Suresh Senapaty: We have made about 14,000.
Speaker: For joint in FY2008
Suresh Senapaty: Joining in financial year for 2007-2008. Also what we had our 14,000 offers we have made for the campus.
Speaker: For FY2008?
Suresh Senapaty: For FY2008. We are significantly scaling our Wipro Academy of Software Excellence. We are last year we were 1700 and we want to more than double it in the current year. Wipro Academy of House of Excellence, the program that we had which is at Pilani in addition to hiring people from campus we also hire people on the Wipro Academy of Software Excellence. We over a period of time try to get work experience in Wipro also get a certification of MS from the BITS Pilani. So that has been a program for more than 10 years now and last year we had net 1700 people added and this year we want to upscale it to about 2500.
Speaker: This is totally on the campus and that is highest?
Suresh Senapaty: We do not talk about it but the indications are we will have fair amount of the robust net in IT there we work in the particular segment where you are seeing the customer is trying to look at their pocket and we have, therefore, offered already 14,000 in the campus we are doubling Wipro Academy of Software Excellence about 1000 odd in IT sector.
Speaker: And sir this is grossly doubled?
Suresh Senapaty: Yes it has.
Speaker: For example it has doubled from last year?
Suresh Senapaty: Last year 1041 in the IT side and in the BPO side we will have another 16,000 IT side. About 16,354 and the BPO side we have 17,464.
Speaker: 30,000 if we talk about the campus have if we double from the offer you made last year. Last year made about 8000.
Suresh Senapaty: I think.
Speaker: Are you tried to make innovations because it seems that you had any fresher and all that stuff.

Suresh Senapaty: We are wanting to do more campus hiring.
Speaker: has there any significant increase in the contract fees?
Suresh Senapaty: Slight increase in terms of offshore the cost of contractors. Offshore contractors there has been a marginal increase. 100-200bps. That is not offshoring. When you talk about offshoring, subcontracting in the offshore is supplementing your own headcounts with the other companies so to be able to execute some of their projects.
Speaker: 24% you have mentioned OP of the global IT services?
Suresh Senapaty: Global IT services. Including BPO. Global IT services.